555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES

	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
February 24, 2020	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attn: Ta Tanisha Meadows and Bill Thompson

Re:	K12 Inc.
Form 10-K for the Fiscal Year Ended June 30, 2019
Filed August 7, 2019
Form 8-K filed October 22, 2019
File No. 001-33883

Dear Ms. Meadows and Mr. Thompson:

On behalf of our client, K12 Inc. (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Current Report on Form 8-K (the “Form 8-K”) as set forth in the letter dated January 27, 2020. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Please note that the “Company” refers to K12 Inc., and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined have the meanings assigned to such terms in the Form 10-K.

Comment
Form 8-K Filed October 22, 2019

Exhibit 99.1
Outlook

1.                                      We note your disclosure of the range of adjusted operating income in the full-year and second quarter forward looking information. Please provide a reconciliation to the range of income (loss) from operations for the same periods. If you are unable to provide this reconciliation without unreasonable effort, please revise to disclose that fact and identify the information that is unavailable and its probable significance. Refer to Question 102.10 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

February 24, 2020

Response

We acknowledge the Staff’s comment and the guidance set forth in Question 102.10 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018. Exhibit 99.1 defines adjusted operating income (loss) as “income (loss) from operations as adjusted for stock-based compensation.” A reconciliation of the second quarter, fiscal 2020 and full year, fiscal 2020 outlook for adjusted operating income is shown below.

	Three Months Ended December 31, 2019		Year Ended June 30, 2020
	Low	High	Low	High
	(In millions)
Income from operations	$28.7	$30.7	$43.7	$47.7
Stock-based compensation expense	6.3	6.3	24.3	24.3
Adjusted operating income	$35.0	$37.0	$68.0	$72.0

The Company will provide a reconciliation of adjusted operating income (loss) to the most directly comparable GAAP measure similar to the above illustrative reconciliation in future filings, or to the extent relying on the “unreasonable efforts” exception, the Company will disclose that fact, provide reconciling information that is available without an unreasonable effort and identify the information that is unavailable and its probable significance, in each case as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Comment
Form 10-K for the Fiscal Year Ended June 30, 2019

Item 1. Business, page 4

2.                                      Please disclose the name of any customer and its relationship, if any, with you or your subsidiaries if sales to the customer are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and whether the loss of such customer would have a material adverse effect on the business taken as a whole. Please refer to Item 101 (c)(1)(vii).

Response

The Company determined that the disclosure of the name of any customer and its relationship with the Company is not required.  Item 101(c)(1)(vii) of Regulation S-K states that “…[t]he name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole (emphasis added).” The Company’s disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in the Company’s periodic reports, including any customers pursuant to Item 101(c)(1)(vii) of Regulation S-K, is communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions about required disclosure, and processed and reported within the SEC specified time periods.

As disclosed in Note 3 of Item 8. Financial Statements and Supplementary Data, on page 79 of the Form 10-K, the Company had one customer whose revenues represented more than 10% of the Company’s total revenues, specifically 10.2% of total revenues. Despite representing slightly more than 10% of total

February 24, 2020

revenues, the Company determined that the loss of this customer would not have a material adverse effect on the business as a whole.  First, the Company has had a contract with such entity since July 1, 2007 and it represents one of the Company’s longest standing customers. The current contract is set to expire in June 2022, and currently, the Company has no reason to believe that the contract will not be renewed for additional terms. Second, the opening of new schools and the closing/loss of schools is part of the ebb and flow of the Company’s business. For example, in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, on page 50 of the Form 10-K, the Company included the following discussion regarding school activity in the 2018-2019 school year:

During this fiscal year, we entered into new contracts in five states to open Managed Public School Programs, auto-renewed ten agreements for schools in six states, and completed renewal negotiations in five states, with varying degrees of contract modifications. During this fiscal year, at four schools, the authorizer invoked its contractual right to not renew its respective agreements for the upcoming 2019-2020 school year and thereafter, and therefore such schools will close unless a new authorizer is found.

In future Form 10-K filings, the Company will continue to analyze its customers whose revenues represent greater than 10% of its total revenues and, if it determines that the loss of such customer would have a material adverse effect on the business as a whole, will disclose the name of the customer.

Comment
Form 10-K for the Fiscal Year Ended June 30, 2019

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Contracts with Customers, page 77

3.                                      Please tell us how you estimate school losses in determining the transaction price in customer contracts and your consideration of variable consideration and constraining estimates of variable consideration. Please also tell us the method used to estimate variable consideration and your assessment of whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

Response

From March 4, 2014 through August 4, 2014, the Company and the Staff exchanged several comment letters and responses regarding how the Company estimates a school’s projected operating losses. From those exchanges, the Company enhanced its disclosures surrounding the estimation of revenues and school operating losses in the calculation of consideration under the contract.

The Company’s process for determining a contract’s transaction price and estimating school losses is described in Note 3 of Item 8. Financial Statements and Supplementary Data, on page 78 of the Form 10-K, which provides, in part, as follows:

To determine the pro rata amount of revenue to recognize in a fiscal quarter, the Company estimates the total funds each school will receive in a particular school year. Total funds for a school are primarily a function of the number of students enrolled in the school and established per enrollment funding levels, which are generally published on an annual

February 24, 2020

basis by the state or school district. The Company reviews its estimates of funding periodically, and revises as necessary, amortizing any adjustments to earned revenues over the remaining portion of the fiscal year. Actual school funding may vary from these estimates and the impact of these differences could impact the Company’s results of operations. Since the end of the school year coincides with the end of the Company’s fiscal year, annual revenues are generally based on actual school funding and actual costs incurred (including costs for the Company’s services to the schools plus other costs the schools may incur) in the calculation of school operating losses.

The two techniques for estimating variable consideration, the expected value and most likely amount, are discussed in ASC 606-10-32-5 and 32-8. The Company determined that the expected value method is the most appropriate method to account for variable consideration. The Company’s forecasting method is an estimation process that uses probability to determine expected funding. The Company has an established history of meeting performance obligations on similar contracts and can reasonably estimate the amount of consideration the Company will be entitled to upon the completion of the school year. The Company reviews these estimates on a monthly basis and adjusts the estimates as necessary, using the cumulative catch-up method.

Due to the established history of performance on similar contracts, the Company is able to build in known constraints (i.e. enrollment, funding, etc.) into its estimate of variable consideration. Therefore, the Company concluded that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur due to a change in the estimate of variable consideration.

Comment
Form 10-K for the Fiscal Year Ended June 30, 2019

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Contracts with Customers, page 77

4.                                      Please explain to us in detail why administrative support, information technology, academic support services, online curriculum, learning systems and platforms, and instructional services under the terms of negotiated service agreements are not distinct with the context of customer contracts. In your response, please address criteria in ASC 606-10-25-21.

Response

The Company determined that the individual goods and services (i.e., the items noted in the Staff’s comment above) in this contract are not distinct within the context of the contract.

ASC 606-10-25-21 provides factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable. Paragraph 25-21(a) describes an entity that “provides a significant service of integrating goods or services with other goods and services” within a contract. The Company determined that its contracts meets this criterion.

The Company provides a significant service of integrating the goods and services into the operation of the school and the education of its students, for which the customer has contracted. This conclusion is supported by Example 10 in ASC 606-10-55-136 through ASC 606-10-55-140, where a contractor is providing many services (inputs) for the one combined output, the construction of a hospital. For the

February 24, 2020

Company’s contracts, while the customer is receiving many individual inputs, some that could benefit the customer on their own or together with other resources that are readily available to the customer, the nature of the contract is to provide a comprehensive educational service.

For example, the Company provides marketing services for many of the schools that utilize its curriculum. The marketing services could benefit the school regardless of whether the school is utilizing the Company software in its curriculum, and these marketing services could be provided by a third party. However, the customer is not contracting with the Company to receive marketing services as an individual service, but rather these services are just one component of the integrated package of products and services delivered by the Company.

The administrative support, information technology, academic support services, online curriculum, learning systems and platforms, and instructional services are delivered as the integrated package of combined outputs for which the customer has contracted, and are therefore not considered to be individually distinct within the context of the contract.

*  *  *  *  *

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-1073.

Sincerely,

/s/ Julia A Thompson
Julia A Thompson
of LATHAM & WATKINS LLP

cc:                                James J. Rhyu, K12 Inc.

Vincent W. Mathis, K12 Inc.